BAKER & McKENZIE

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03029910

OUR REF. 32073984-130435
SDC/TZS00177.DOC


SEP - 9 2003

September 5, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY HAND

Division of Corporation Finance-International
Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Shandong International Power Development Company Limited (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated June 27, 2003, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Encl.

Annex 1

A List of Document Made Public
in connection with the Listing since last submission of June 27, 2003

1. Press release in connection with 2003 Interim Results

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

2003 INTERIM RESULTS

The Board of Directors of Shandong International Power Development Company Limited (the "Company") hereby announces the unaudited interim results of the Company and its subsidiaries (the "Group") and its jointly controlled entities for the six months ended 30 June 2003 (the "Period"), prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting", together with the unaudited interim results for the six months ended 30 June 2002 for comparison. Although the financial report for the six months ended 30 June 2003 has not been audited, it has been reviewed by KPMG, Certified Public Accountants and the auditors of the Company, in accordance with the Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by Hong Kong Society of Accountants. KPMG's independent review report to the Board of Directors is included in the 2003 interim report to be despatched to the shareholders of the Company. A detailed interim results announcement of the Company for the Period containing all the information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") will, as soon as practicable, be published on the website of The Stock Exchange of Hong Kong Limited ("Stock Exchange").

CONSOLIDATED INCOME STATEMENT

for the six months ended 30 June 2003 (unaudited)
(Expressed in Renminbi)

	Note	Six months ended 30 June 2003 RMB'000	2002 RMB'000
Turnover	1	4,095,677	3,794,079
Operating expenses			
Coal consumption		(1,419,385)	(1,330,305)
Depreciation and amortisation		(618,672)	(569,299)
Major overhaul expenses		(151,916)	(168,109)
Repairs and maintenance		(95,519)	(89,321)
Personnel costs		(203,632)	(191,756)
Selling and administration expenses		(213,275)	(221,118)
Sales related taxes		(49,831)	(45,440)
Other operating expenses		(85,894)	(71,116)
		(2,838,124)	(2,686,464)
Operating profit		1,257,553	1,107,615
Other income		124	126,366
Net finance costs		(235,676)	(251,953)
Non-operating expenses (net)		(1,687)	(1,182)
Profit from ordinary activities before taxation	2	1,020,314	980,846
Taxation	3	(340,194)	(325,337)
Profit from ordinary activities after taxation		680,120	655,509
Minority interests		(9,544)	(12)
Profit attributable to shareholders		670,576	655,497
Basic earnings per share	4	RMB 0.128	RMB 0.125

Notes:

(1) Turnover

Turnover represents the sale of electricity and heat, net of value added tax.

(2) Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging:

Six months ended 30 June

During the Period, in the 32nd Large-scale Thermal Power Units with unit capacity of 600MW Competition of the State for the Year 2002, a total of 30 generating units from 14 power plants in China participated in this competition. These generating units were examined in accordance with such capabilities as operating efficiency, safe operating period and production rate of the generating units. Altogether 6 generating units won prizes in the competition. The rate of winning prize was 20%. All the two 600MW generating units of Zouxian Power Plant which participated in the competition won prizes, and the rate of winning prize was 100%. The No. 5 600MW generating unit of Zouxian Power Plant won top-rank prize (first prize). This was the second State championship it obtained, following the top-rank prize it won in 2000.

Infrastructure Construction Projects

The construction progress of the Group's construction projects was being undertaken smoothly as scheduled: The fourth 300MW generating unit of Laicheng Power Plant, which is wholly-owned by the Company, officially commenced commercial operation on 6 May 2003. Its on-grid electricity price was simultaneously approved by the government to be RMB320/MWh (tax included) and has been in force since the date of commencement of commercial operation.

The construction of two 135MW heat and electricity cogenerating units of Zibo Company, which is wholly owned by the Company, was in progress as scheduled. As at 30 June 2003, the construction costs incurred by Zibo Company amounted to approximately RMB657 million, representing 72.52% of the total budgeted construction costs of this project.

The first 135MW generating unit of Tengzhou Company, in which the Company owns 54.49% interest, officially commenced commercial operation on 31 March 2003. Its on-grid electricity price was also simultaneously approved by the government to be RMB320/MWh (tax included) and has been in force since the date of commencement of commercial operation. As at 30 June 2003, the construction costs incurred by Tengzhou Company in the construction of its two generating units amounted to RMB710 million, representing 71.50% of the total budgeted construction costs for this project. The second 135MW generating unit is expected to commence commercial operation in the second half of 2003.

New Investment Projects

On 1 July 2003, based on the regional development strategies of "stabilizing Shangdong, developing nationwide, having regions relatively concentrated, having the short term and long term merged", the Company entered into agreements with the relevant investing parties in Ningxia autonomous region. To the knowledge of the Directors of the Company, those investing parties are third parties independent of the Company. Pursuant to the agreements, the Company's equity interest in Ningxia Yinglite Zhongning Power Company Limited (寧夏英力特中寧發電有限公司) ("Zongning Company") is increased from 20% to 50%. Zongning Company plans to develop two 300MW coal-fired generating units. The proposal has been approved by the original State Development and Planning Commission. Currently, the feasibility study tasks are being undertaken.

On 26 June 2003, the Company jointly promoted with four other companies (to the knowledge of the Directors of the Company, those investing parties are third parties independent of the Company) to establish Ningxia Power Generation Company (寧夏發電集團有限責任公司) in which the Company owns 31.11% interest. The remaining shares are held by Ningxia Yinglite Power (Group) Corporation (寧夏英力特電力(集團)股份有限公司) (35.56%), 北京國際電力開發投資公司 (16.67%), Ningxia Power Development & Investment Company Limited (寧夏電力開發投資有限責任公司) (11.11%) and 寧夏天淨電能開發有限公司 (5.55%). Ningxia Power Generation Company mainly invests in and develops the power source projects in the Ningxia autonomous region and is the principal entity developing future power source projects in Ningxia autonomous region. Ningxia Power Generation Company also mainly endeavors to study and formulate the planning of the two electrical power bases at 10,000MW level in the autonomous region and is responsible for commencing the preliminary work of the power source projects in the autonomous region. At present

During the Period, the costs for major overhauls and maintenance of the generating units of the Group amounted to RMB247 million, *representing a decrease of RMB10 million over the same* period of last year. The main reason was that fewer generating units had major overhauls in the first half of this year. The cost of wages and staff welfare amounted to RMB204 million, representing an increase of RMB11.88 million over the same period of last year. Depreciation and amortization cost amounted to RMB619 million, representing an increase of RMB49.37 million over the same period of last year. The main reason is due to the increase in depreciation of the generating units which newly commenced operation at the end of last year and in the first half of this year. Other production costs amounted to RMB85.89 million, representing an increase of RMB14.78 million when compared with those for the same period of last year. The increase was mainly attributable to an increase in fuel cost which, in turn, resulted from an increase in the number of the Company's generating units and in the volume of electricity supply, and to an increase in water cost which, in turn, resulted from an increase in the rate for water supply. Sales and administration expenses amounted to RMB213 million, representing a decrease of RMB7.84 million from the same period of last year.

Finance Costs

During the Period, net financial cost of the Group amounted to RMB236 million, representing a decrease of 6.46% when compared with that for the corresponding period of the previous year. Of which, the interest expenses amounted to RMB243 million, representing a decrease of 6.01% when compared with those for the corresponding period of the previous year. This was mainly attributable to loan repayments and the decrease in interest rate of the borrowings.

Indebtedness

As at 30 June 2003, the borrowings of the Group amounted to RMB9,037 million and the net liability to asset ratio of the Group was 43.18%.

Major Technological Upgrade Projects

The main purposes of the technological upgrade projects undertaken by the Group were to enhance the capacity of electricity generating units, the technological level of its facilities and the efficiency of the generating units and to protect the environment.

During the first half of the year, the technological upgrade projects undertaken by the Group mainly included: technological improvement project in respect of energy saving and increase in the capacity of the second generating unit of Weifang Plant.

Major Operating Statistics

The table below sets out the major operating statistics of the Group's power plants during the first half of 2003:

Items	Power plants/companies Zouxian	Shiliquan	Laicheng	Qingdao	Weifang	Zibo	Zhangqiu	Tengzhou	Total
Interest owned(%)	100	100	100	55	30	100	70	54.49	N/A
Installed capacity (MW)	2,500	1,255	1,200	660	630	177	270	168	6,860*
Average utilization hours	2,390	2,614	2,583	2,728	2,255	2,536	2,364	3,066	2,496*
Total amount of electricity generated ('million MWh)	5.98	3.28	2.56	1.80	1.42	0.48	0.64	0.31	14.66**
Net amount of electricity generated ('million MWh)	5.65	3.06	2.42	1.68	1.33	0.42	0.59	0.29	13.75**

Profit from ordinary activities before taxation is arrived at after charging:

	Six months ended 30 June 2003 RMB'000	2002 RMB'000
Cost of inventories consumed	1,519,459	1,388,998
Amortisation of intangible assets and lease prepayments	10,075	10,266
Depreciation	608,597	559,033

(3) Taxation

	Six months ended 30 June 2003 RMB'000	2002 RMB'000
Charge for PRC enterprise income tax	330,611	318,943
Deferred tax expense	9,583	6,394
	340,194	325,337

The charge for PRC enterprise income tax is calculated at the rate of 33% (six months ended 30 June 2002: 33%) on the estimated assessable profit of the Group for the six months ended 30 June 2003.

(4) Earnings per share

(i) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of the Company for the six months ended 30 June 2003 of RMB670,576,000 (six months ended 30 June 2002: RMB 655,497,000) and the number of shares in issue during the six months ended 30 June 2003 of 5,256,084,200 (six months ended 30 June 2002: 5,256,084,200).

(ii) Diluted earnings per share

There were no dilutive potential shares in existence during the six months ended 30 June 2002 and 2003.

INTERIM RESULTS AND INTERIM DIVIDEND

During the Period, net profit of the Group amounted to RMB671 million, representing an increase of 2.30% when compared with that for the corresponding period of the previous year. Earnings per share were RMB0.128.

The Board of Directors resolved to distribute an interim dividend of RMB0.02 per share for the six months ended 30 June 2003. Dividend for domestic shares will be distributed and paid in Renminbi whereas dividend for H shares will be declared in Renminbi and paid in Hong Kong dollars (at the average exchange rate of converting Renminbi to Hong Kong dollars as quoted by the People's Bank of China for the week immediately preceding Wednesday, 20 August 2003). The interim dividend will be distributed to shareholders of the Company whose names appear on the register of members of the Company at the close of business on Thursday, 11 September 2003. The register of members of the Company will be closed from Friday, 5 September 2003 to Thursday, 11 September 2003 (both days inclusive) during which no share transfer will be registered. Registered holders of H shares of the Company should lodge their instruments of transfer and the relevant share certificates with the H share registrar of the Company, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong by not later than 4:00 p.m. on Thursday, 4 September 2003 for the entitlement to receive the interim dividend. Dividend will be distributed on Friday, 26 September 2003.

BUSINESS REVIEW OF THE PERIOD

Power Generation Management

During the first half of 2003, the total electricity generation volume of the Group amounted to 14,665 million kWh, increased by 1,053 million kWh over 13,612 million kWh for the corresponding period of the previous year, representing an increase of 7.74%. On-grid power generation volume amounted to 13,742 million kWh, representing an increase of 7.47% over 12,787 million kWh for the same period of the previous year.

As at 30 June 2003, the total installed capacity managed by the Group amounted to 6,860MW and the total interested installed capacity was 5,964.5MW which represented an increase of 470MW (ie., an increase of 8.55%) over the total interested installed capacity of 5,494.5MW at the end of 2002 and accounted for 22.30% *of the total installed capacity of Shandong Province. Please see the* following table for details:

Name of Power Plant	Equity Interest Owned	Installed Capacity Managed by the Group	Composition of Generating Units
Zouxian Power Plant	100%	2,500MW	One 300MW + One 330MW + Two 335 MW + Two 600MW
Shiliquan Power Plant	100%	1,255MW	Three 125MW + Two 140MW + Two 300MW
Laicheng Power Plant	100%	1,200MW	Four 300MW
Qingdao Power Plant	55%	660MW	Two 300MW + 60MW (Four units in total)
Weifang Power Plant	30%	630MW	One 300MW + One 330MW
Zibo Company [1]	100%	177MW	Two 88.5MW (Two other 135MW under construction)
Zhangqiu Company [2]	70%	270MW	Two 135MW
Tengzhou Company [3]	54.49%	168MW	One 33MW + One 135MW (Another 135MW under construction)

Note 1: Zibo SIPD Power Company Limited ("Zibo Company");
Note 2: Shandong Zhangqiu Power Company Limited ("Zhangqiu Company")
Note 3: Shandong Tengzhou Xinyuan Power Company Limited ("Tengzhou Company")

electrical power bases at 10,000MW level in the autonomous region and is responsible for commencing the preliminary work of the power source projects in the autonomous region. At present, Ningxia Power Generation Company intends to invest in, plan and construct, two power source projects, which mainly include Zongning Company and Lingwu Power Plant.

Issue of A Shares

On 24 June 2003, in the annual general meeting for the year of 2002, the Company passed various resolutions regarding its proposed issue of A shares in China. The proposed issue by the Company of a maximum of 765,000,000 new A shares was conditionally approved: Out of the total number of new A shares to be issued by the Company, a maximum of 196,000,000 new A shares (in the from of unlisted Stated-owned legal person shares) were approved to be allocated and issued to China Huadian Corporation, with the remaining portion of the new A shares (which A shares being proposed to be listed on the Shanghai Stock Exchange) being proposed to be issued to natural persons and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC. Details regarding the Company' proposed issue of A shares are set out in its announcements dated 9 May, 13 May and 24 June 2003 and in its shareholders' circular dated 30 May 2003.

Other Matters

On 20 June 2003, the Company signed a "Comprehensive Cooperation Agreement" with the Shandong Branch of Industrial and Commercial Bank of China. According to the agreement, the Shandong Branch of Industrial and Commercial Bank of China will provide to the Company credit support in a total amount of RMB10 billion in accordance with the Company's capital demand in order to assist the Company to construct and acquire new power source projects.

On 24 June 2003, in the annual general meeting for the year of 2002, the Company resolved to acquire 80% equity interest in Sichuan Guangan Power Generation Company Limited ("Guangan Company") from the controlling shareholder of the Company — China Huadian Corporation. Guangan Company was established in 1996, situated in Guangan Municipality of Sichuan Province and is mainly engaged in the business of generating electricity. The project of Guangan Company has two phases: Phase I project comprises two 300MW coal-fired power generating units which started commercial operation in October 1999 and February 2000, respectively; Phase II project comprises two 300MW coal-fired power generating units which started construction in September 2002 and are expected to be put into commercial operation in August, 2004 and December 2004, respectively. Details regarding this acquisition by the Company are set out in its announcements dated 9 May, 13May and 24 June 2003 and in its shareholders' circular dated 30 May 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

Economic Environment and Power Demand

The economy of the People's Republic of China ("the PRC") maintained steady growth in the first half of 2003. Gross Domestic Product ("GDP") of the State amounted to approximately RMB5,005.3 billion, representing an increase of 8.2% over the same period of the previous year. GDP of Shandong Province on which the Group's services are mainly based was approximately RMB561.008 billion, representing an increase of 12.9% over the same period of the previous year, and was 4.7 percentage over the national average.

In the first half of 2003, the power consumption of the whole society of Shandong Province was 65,778 million kWh, representing an increase of 14.46% over the same period of last year. The industrial sector of Shandong Province consumed 49,873 million kWh, representing an increase of 15.68% over the same period of last year, and accounted for 75.82% of the total power consumption of Shandong Province. The agriculture, fisheries and water conservancy industries in Shandong Province consumed 2,792 million kWh, representing a decrease of 8.61% over the same period of last year and accounted for 4.24% of the total power consumption of Shandong Province. The power consumed by the urban and rural residents in Shandong Province amounted to 7,618 million kWh, representing an increase of 14.23% over the same period of last year and accounted for 11.58% of the total power consumption of Shandong Province.

Operating Revenue and Profit

During the Period, the operating revenue of the Group amounted to RMB4,096 million, representing an increase of 7.95% when compared with that for the corresponding period of the previous year; the operating profit amounted to RMB1,258 million, representing an increase of 13.54% when compared with that for the corresponding period of the previous year; net profit amounted to RMB671 million, representing an increase of 2.30% over that for the corresponding period of the previous year.

Operating Costs

During the Period, the operating expenses of the Group amounted to RMB2,838 million, representing an increase of 5.65% when compared with those for the corresponding period of the previous year, and were lower than the growth of the operating revenue.

The principal operating expense of the Group was the cost of coal. During the Period, the cost of coal was RMB1.419 billion which accounted for 50% of the Group's total operating expenses and represented an increase of RMB89.08 million or 6.7% when compared with that for the corresponding period of the previous year, and was lower than the growth of electricity generation amount. The coal cost of unit electricity supply of the Group for the first half of this year was RMB99.38/MWh, representing a decrease of 1.33% when compared with that for the same period of last year.

('million MWh)	5.65	3.06	2.42	1.68	1.33	0.42	0.59	0.29	13.75**
Equivalent availability factor (%)	93.00	100	100	90.57	82.31	93.64	86.24	97.77	93.92
Capacity factor(%)	55.02	61.02	60.36	62.81	51.91	60.47	54.43	70.47	57.79
Equivalent forced outage rate (%)	0.01	0	0	0.57	0.30	1.47	3.71	1.02	0.27
Net generation coal consumption (g/kWh)	333.36	358.51	343.97	350.02	344.45	364.41	375.86	382.08	346.15*

Note:

* Calculated on the basis of gross amount of all units

** For Qingdao and Weifang Plants, the relevant items were calculated in proportion to the percentage of interest the Company owned. Such items were calculated on a 100% basis in respect of the other power plants and companies.

Business Outlook for the Second Half of 2003

1. Ensuring the power plants of the Group are operated safely and attaining the targets of the Group relating to electricity generation scheduled for 2003;
2. Ensuring the construction of the two 135MW generating units of Zibo Company and the second 135MW generating unit of Tengzhou Company being in progress as scheduled;
3. Grasping such opportunities as the development of Western China and the transmission of electricity from Western China to Eastern China, and if opportunities arise, actively exploring and taking part in power source development projects in Ningxia autonomous region;
4. Endeavoring to enhance the progress of the preliminary work of the Group's development projects within Shandong Province with a view to commencing the work for such projects as soon as possible.

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

During the Period, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of its securities (the word 'securities' shall have the meaning as in paragraph 1 of Part I of Appendix 7 to the Listing Rules).

EMPLOYEES' MEDICAL INSURANCE

Since 1 January 2003, the Group began to implement the basic medical insurance rules for staff in accordance with "the Implementing Project to Establish the Basic Medical Insurance Rules for the Urban and Rural Residents in Shandong Province", under the management of the local governments, pursuant to which the basic medical insurance fund will be contributed by the enterprise concerned and its staff. The employees are required to pay medical insurance fees calculated as 2% of their average monthly wages of the previous year, and the Group is required to pay fees ranging between 6% and 8% according to the policies promulgated by the local governments where the enterprise is situated.

The Group anticipates that the implementation of those medical insurance rules will not have any significant impact on the business operation and financial position of the Group. Apart from the above contribution, the Group is not required to pay any other medical expenses for employees.

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 30 June 2003, the Group's deposits placed with financial institutions or other parties did not include any designated or trust deposits, or any material deposits which could not be collected by the Group upon maturity.

MATERIAL LITIGATION

As at 30 June 2003, the Group was not involved in any material litigation or arbitration. Besides, no litigation or claim of material importance was known to the Directors of the Company to be pending or threatened by or against the Group.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not for any part of the Period, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

By order of the Board of Directors
He Gong
Chairman

Jinan, Shandong, the PRC
20 August 2003

$IPD 12g3-2 (b)
File No. 82-4932